Exhibit 99.1

Update Plan of Arrangement - No Amendment - Proof of Filing

Alberta Amendment Date: 2024/09/30

Service Request Number: 43032505

Corporate Access Number: 2018462024

Business Number:	870076429
Legal Entity Name:	GOLD RESERVE INC.
Legal Entity Status:	Active
Amendment Date:	2024/09/30

Restrictions on Share Transfers	ELECTRONIC	09 09
Letter of Approval	10000107112628753	09 09

Share Structure	ELECTRONIC	09 09
Articles/Plan of Arrangement/Court Order	10000607125945349 2019 06 14
Share Structure	ELECTRONIC	06 14
Articles/Plan of Arrangement/Court Order	10000807125945348 2019 06 14
Share Structure	ELECTRONIC	06 14
Legal Opinion	10000707148071814 2024 09 26
Legislation from New Jurisdiction	10000007148071803	09 26
Statutory Declaration	10000007148071817 2024 09 26
Articles of Continuance (or equivalent) to New Jurisdiction 10000107148071794		09 26

Attachment

Registration Authorized By: JOSHUA D. SADOVNICK

AGENT OF CORPORATION

The Registrar of Corporations certifies that the information contained in this proof of filing is an accurate reproduction of the data contained in the specified service request in the official public records of Corporate Registry.

10000907118957395

Government

Articles of Arrangement

Business Corporations Act Section 193

This information is collected In accordance With the Business Corporations Act. It IS required to update an Alberta corporation's articles for the purpose of Issuing a certificate of amendment Collection IS authorized under s 33(a) of the Freedom of Information and Protection of Privacy Act Questions about the collection can be directed to Service Alberta Contact Centre staff at cr@gov ab ca or 780-427-7013 (toll-free 310-0000 within Alberta)

1 Name of Corporation 2. Corporate Access Number

GOLD RESERVE INC.	2018462024
3	In accordance with the order approving the arrangement, the articles of the corporation are amended as follows:

These Articles of Arrangement are filed pursuant to Section 193(4.1) of the Business Corporations Act (Alberta)

In accordance with the order of the Court of King's Bench of Alberta dated September 17, 2024 approving the arrangement pursuant to Section 193 of the Business Corporations Act (Alberta), a copy of which is attached hereto as Schedule the Plan of Arrangement, a copy of which is attached hereto as Schedule "B" (which schedules are incorporated into and form a part hereof), involving Gold Reserve Inc. and holders of its class A common shares, is hereby effected

No amendment to the Articles of Gold Reserve Inc. is being effected by this Plan of Arrangement

REG3059 (2016/01 )

4. Authorized Representative/Authorized Signing Authority for the Corporation

Onzay. David P. Chief Financial Officer

Last Name, First Name, Middle Name (optional) Relationship to Corporation

Telephone Number(opttonal) Email Address (optional)

REG3059 (2016/01)

Schedule "A"

See attached.

rk's stamp:

COURT FILE NUMBER 2401 - 11216

COURT COURT OF KING'S BENCH OF ALBERTA

JUDICIAL CENTRE CALGARY

MATTER IN THE MATTER OF SECTION 193 OF CORPORATIONS ACT, RSA 2000, c B-9, AS AME

AND IN THE MATTER OF A PROPOSED ARRANG

GOLD RESERVE INC. AND HOLDERS OF ITS CL.I'\),") SHAR5 - •

APPLICANT GOLD RESERVE INC.

RESPONDENTS Not Applicable

DOCUMENT FINAL ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

Norton Rose Fulbright canada LLP 400 3rd Avenue SW, Suite 3700 calgary, Alberta T2P 4H2 Lawyer: Steven Leitl, KC

Phone Number: (403) 472-3581

Fax Number: (403) 264-5973

Email Address: steven.leitl@nortonrosefulbright.com

File No. 1001312459

DATE ON WHICH ORDER WAS PRONOUNCED: NAME OF JUDGE WHO MADE THIS ORDER:

LOCATION OF HEARING:

September 17, 2024

The Honourable Mr. Justice C. M.

Jones

calgary, Alberta

UPON the Originating Application (the "Originating Application'') of Gold Reserve Inc. C'Gold Reserve'') for approval pursuant to Section 193 of the Business Corporations Act; R.S.A. 2000, c. B-9, as amended (the "ABCA'') of a proposed arrangement (the "Arrangement'') involving Gold Reserve and the holders of Class A common shares in the capital of Gold Reserve (the "Shareholders'');

AND UPON reading the Originating Application, the Interim Order of this Court granted August 20, 2024 (the "Interim Order''), and the Affidavits of David P. Onzay, Chief Financial Officer of Gold Reserve, solemnly affirmed on August 14, 2024 and September 16, 2024, and the exhibits referred to therein;

AND UPON being advised that service of notice of this application has been effected in accordance with the Interim Order or as otherwise accepted by the Court;

AND UPON being advised by counsel to Gold Reserve that no notices of intention to appear have been filed in respect of this application;

AND UPON being advised that the Registrar appointed under Section 263 of the ABCA has been provided notice of this application;

AND UPON the Court being satisfied that the special meeting (the "Meeting") of the

Shareholders was called and conducted in accordance with the terms of the Interim Order;

AND UPON the Court being satisfied that Gold Reserve has sought and obtained the approval of the Arrangement by the Shareholders in the manner and by the requisite majority required by the Interim Order;

AND UPON it appearing that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the ABCA;

AND UPON being advised that it is the intention of the Company to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended, and applicable exemptions under state securities laws, in connection with common shares of the Bermuda company continued pursuant to the Arrangement CIGold Reserve Bermuda') with a US$O.OI par value per share to be "offered" (within the meaning of applicable U.S. securities laws) to Shareholders pursuant to the Arrangement, based on the Court's approval of the Arrangement, which approval through the issuance of the Order (as defined below) will constitute its determination of the fairness of the terms and conditions, both procedurally and substantively, of the Arrangement for

Shareholders participating in the Arrangement;

AND UPON the Court being satisfied that the statutory requirements to approve the

Arrangement have been fulfilled and that the Arrangement has been put forward in good faith;

AND UPON the Court being satisfied that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Shareholders participating in the Arrangement and all other affected persons, both procedurally and substantively, and that the Arrangement ought to be approved;

AND UPON hearing from counsel for Gold Reserve;

IT IS HEREBY ORDERED AND DECLARED THAT:

1.	The Arrangement proposed by Gold Reserve, on the terms set forth in Schedule "A" to this order (the "Order"), is hereby approved by the Court under Section 193 of the ABCA.
2.	The terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable to the Shareholders participating in the Arrangement and all other affected persons, both procedurally and substantively.
3.	The articles of arrangement in respect of the Arrangement (the "Articles of Arrangement") shall be filed pursuant to Section 193 of the ABCA on such date as Gold Reserve determines in accordance with the terms of the Arrangement.
4.	The Arrangement will, upon filing of the Articles of Arrangement under the ABCA and the issuance of the Proof of Filing therefor under the ABCA, become effective in accordance with its terms and will be binding on Gold Reserve, Gold Reserve Bermuda, the Shareholders and all other affected persons on and after the effective time of the Arrangement.
5.	Service of notice of the Originating Application, the notice in respect of the Meeting and the Interim Order is hereby deemed good and sufficient service. Service of this Order shall be made on all persons who appeared on this application, either by counsel or in person, but is otherwise dispensed with.
6.	Gold Reserve may, on notice to such parties as the Court may order, seek leave at any time prior to the filing of the Articles of Arrangement to vary this Order or seek advice and directions as to the implementation of this Order.

Justice of the Court of King's Bench of Alberta

SCHEDULE A

(See attached)

PLAN OF ARRANGEMENT

under Section 193 of the

Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1 .1 In this Plan of Arrangement, the following terms have the following meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.
(b)	"Arrangement", "herein", "hereof', "hereto", "hereunder' and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof.
(c)	"Arrangement Resolution" means the special resolution approving the Arrangement to be considered at the Meeting by the Shareholders.
(d)	"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

"Bermuda Act" means the Companies Act 1981 of Bermuda.

"Bermuda Registrar' means the Bermuda Registrar of Companies.

(g)	"Business Day" means any day, other than a Saturday, Sunday or statutory holiday in the place where such action is to be taken.
(h)	"Certificate" means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

"Class A Shares" means the Class A common shares in the capital of the Company.

"Company" means Gold Reserve Inc., a corporation incorporated under the ABCA.

(k) "Continuance" means the continuance of the Company into Bermuda as Gold Reserve Ltd. pursuant to the provisions of the Bermuda Act and concurrent discontinuance of the Company from the jurisdiction of the ABCA.

"Court" means the Court of King's Bench of Alberta.

(m)	"Dissenting Shareholders" means registered holders of Class A Shares who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately prior to the Effective Time.
(n)	"Effective Date" means the date the Arrangement becomes effective under the ABCA.
(o)	"Effective Time" means the time when the Arrangement becomes effective pursuant to the ABCA.

(p) "Final Order' means the order of the Court approving the Arrangement pursuant to Subsection 193(4) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(q) "Gold Reserve Bermuda" means Gold Reserve Ltd., the Bermuda company resulting from the Continuance and the name under which the Company will be known immediately following the Continuance.

"Gold Reserve Bermuda Shares" means common shares, US$O.OI each of Gold Reserve Bermuda, as the same will be constituted following the Continuance.

(s) "Information Circular" means the management information circular of the Company delivered to Shareholders in connection with the Meeting and in accordance with the Interim Order.

"Interim Order" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(u)	"Meeting" means the special meeting of Shareholders called pursuant to the Interim Order to consider the Arrangement Resolution, and any adjournment(s) or postponement thereof.
(v)	"Memorandum of Continuance" means the Memorandum of Continuance to be filed under the Bermuda Act in the form attached as Appendix C to the Information Circular.
(w)	"Registrar" means the Registrar of Corporations (or a Deputy Registrar of Corporations) for the Province of Alberta duly appointed under Section 263 of the ABCA.
(x)	"Shareholders" means the holders from time to time of Class A Shares (or Gold Reserve Bermuda Shares, as the context requires).
(y)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1 ..2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1 ..3 Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1 ..4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1 ..5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1 ..6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time as then in effect.

ARTICLE 2

PURPOSE AND EFFECT OF THE ARRANGEMENT

2.1	The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of this Plan of Arrangement. The purpose of the Arrangement is to effect the Continuance pursuant to which each one issued and outstanding Class A Share will become and remain as one Gold Reserve Bermuda Share.
2.2	The Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, if any, shall become effective on, and be binding on: (i) the Shareholders, including Dissenting Shareholders; (ii) the Company; and (iii) Gold Reserve Bermuda.
2.3	The Articles of Arrangement and the Certificate, if any, shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(12) of the ABCA.

ARTICLE 3

ARRANGEMENT

3.1	On or prior to the Effective Date, the Company shall file the Memorandum of Continuance with the Bermuda Registrar under the Bermuda Act.

3.2 On the Effective Date, each of the events set out below shall occur:

(a)

at the Effective Time and prior to the Continuance becoming effective as set forth in Section 3.1 (b) below, each Class A Share in respect of which a Dissenting Shareholder has duly and validly exercised rights of dissent with respect to the Arrangement provided to them under the Interim Order, and whose dissent rights remain valid immediately prior to the Effective Time, shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any liens of any nature whatsoever) and cancelled and the Company shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 4;

(b)	the Bermuda Registrar shall register the Memorandum of Continuance under the Bermuda Act and the Continuance shall be effective;
(c)	the registered address of Gold Reserve Bermuda shall be changed to the intended registered office address upon the Continuance, being Rosebank Centre 5th Floor, 11 Bermudiana Road, Pembroke HM08, Bermuda;
(d)	the Bye-Laws of Gold Reserve Bermuda shall be substantially in the form attached as Appendix D to the Information Circular;

the authorized capital of Gold Reserve Bermuda shall be up to US$5,000,000 divided into 500 000 000 Gold Reserve Bermuda Shares of par value US$0 01 each; and

(f)	each Shareholder's Class A Shares shall become and remain Gold Reserve Bermuda Shares.
3.3	Gold Reserve Bermuda Shares "offered" (within the meaning of applicable U.S. securities laws) to the Shareholders in connection with the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. Such Gold Reserve Bermuda

Shares will instead be "offered" in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

ARTICLE 4 DISSENTING SHAREHOLDERS

4.1 Pursuant to the Interim Order, each registered holder of Class A Shares shall have the right to dissent with respect to the Arrangement in accordance with Section 191 of the ABCA, as modified by the Interim Order and this Section 4.1.

4.2 A registered Shareholder may dissent only with respect to all of the Class A Shares held by such Shareholder, or on behalf of any one beneficial holder in respect of all the Class A Shares owned by such beneficial holder, and which are registered in the Dissenting Shareholder's name.

4.3 A Dissenting Shareholder that has validly exercised dissent rights shall, at the Effective Time, cease to have any rights as a holder of Class A Shares and shall only be entitled to be paid the fair value of such holder's Class A Shares. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of such holder's Class A Shares shall be deemed to have participated in the Arrangement on the same terms as a non-dissenting holder of Class A Shares pursuant to Article 3, notwithstanding the provisions of Section 191 of the ABCA.

4.4 The fair value of the Class A Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Shareholders at the Meeting.

4.5 For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.

4.6 In no case shall the Company or any other person be required to recognize Dissenting Shareholders as holders of the Class A Shares in respect of which rights of dissent have been validly exercised after the Effective Time, and the names of the holders of such Class A Shares shall be deleted from the register of holders of Class A Shares as at the Effective Time.

4.7 In no circumstances shall the Company or any other person be required to recognize a person exercising dissent rights, unless such person is the registered Shareholder of those Class A Shares in respect of which such rights are sought to be exercised. For greater certainty, holders of options shall not be entitled to exercise dissent rights in respect of their options.

4.8 The Company shall be entitled to withhold from any amount required to be paid to a Dissenting Shareholder the amount of any taxes the Company reasonably determines are required to be withheld by it, and shall remit any such withheld amounts to the appropriate governmental authority as and when required in accordance with applicable laws.

ARTICLE 5

OUTSTANDING CERTIFICATES

5.1 Subject to Section 4.1, from and after the Effective Time, certificates formerly representing Class A Shares shall represent the Gold Reserve Bermuda Shares that such Class A Shares have become pursuant to Section 3.1 .

ARTICLE 6

AMENDMENTS

6.1 The Company may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) approved by the Court if made following the Meeting; and (ii) communicated to the Shareholders, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Meeting with or without any other prior notice or communication, except as otherwise required by applicable law, and if so proposed and accepted by the Shareholders voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

ARTICLE 7

FURTHER ASSURANCES

7.1 The Company and Gold Reserve Bermuda shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein. The Company may determine not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution and the receipt of the Final Order.

Schedule "B"

See attached.

PLAN OF ARRANGEMENT

under Section 193 of the

Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1 .1 In this Plan of Arrangement, the following terms have the following meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.
(b)	"Arrangement", "herein", "hereof', "hereto", "hereunder' and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof.
(c)	"Arrangement Resolution" means the special resolution approving the Arrangement to be considered at the Meeting by the Shareholders.
(d)	"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

"Bermuda Act" means the Companies Act 1981 of Bermuda.

"Bermuda Registrar' means the Bermuda Registrar of Companies.

(g)	"Business Day" means any day, other than a Saturday, Sunday or statutory holiday in the place where such action is to be taken.
(h)	"Certificate" means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

"Class A Shares" means the Class A common shares in the capital of the Company.

"Company" means Gold Reserve Inc., a corporation incorporated under the ABCA.

(k)	"Continuance" means the continuance of the Company into Bermuda as Gold Reserve Ltd. pursuant to the provisions of the Bermuda Act and concurrent discontinuance of the Company from the jurisdiction of the ABCA.

"Court" means the Court of King's Bench of Alberta.

(m)	"Dissenting Shareholders" means registered holders of Class A Shares who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately prior to the Effective Time.
(n)	"Effective Date" means the date the Arrangement becomes effective under the ABCA.
(o)	"Effective Time" means the time when the Arrangement becomes effective pursuant to the ABCA.

(p) "Final Order' means the order of the Court approving the Arrangement pursuant to Subsection 193(4) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(q) "Gold Reserve Bermuda" means Gold Reserve Ltd., the Bermuda company resulting from the Continuance and the name under which the Company will be known immediately following the Continuance.

"Gold Reserve Bermuda Shares" means common shares, US$O.OI each of Gold Reserve Bermuda, as the same will be constituted following the Continuance.

(s) "Information Circular" means the management information circular of the Company delivered to Shareholders in connection with the Meeting and in accordance with the Interim Order.

"Interim Order" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(u)	"Meeting" means the special meeting of Shareholders called pursuant to the Interim Order to consider the Arrangement Resolution, and any adjournment(s) or postponement thereof.
(v)	"Memorandum of Continuance" means the Memorandum of Continuance to be filed under the Bermuda Act in the form attached as Appendix C to the Information Circular.
(w)	"Registrar" means the Registrar of Corporations (or a Deputy Registrar of Corporations) for the Province of Alberta duly appointed under Section 263 of the ABCA.
(x)	"Shareholders" means the holders from time to time of Class A Shares (or Gold Reserve Bermuda Shares, as the context requires).
(y)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1 ..2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1 ..3 Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1 ..4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1 ..5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1 ..6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time as then in effect.

ARTICLE 2

PURPOSE AND EFFECT OF THE ARRANGEMENT

2.1	The following is only intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of this Plan of Arrangement. The purpose of the Arrangement is to effect the Continuance pursuant to which each one issued and outstanding Class A Share will become and remain as one Gold Reserve Bermuda Share.
2.2	The Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, if any, shall become effective on, and be binding on: (i) the Shareholders, including Dissenting Shareholders; (ii) the Company; and (iii) Gold Reserve Bermuda.
2.3	The Articles of Arrangement and the Certificate, if any, shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(12) of the ABCA.

ARTICLE 3

ARRANGEMENT

3.1	On or prior to the Effective Date, the Company shall file the Memorandum of Continuance with the Bermuda Registrar under the Bermuda Act.

3.2 On the Effective Date, each of the events set out below shall occur:

(e)

at the Effective Time and prior to the Continuance becoming effective as set forth in Section 3.1 (b) below, each Class A Share in respect of which a Dissenting Shareholder has duly and validly exercised rights of dissent with respect to the Arrangement provided to them under the Interim Order, and whose dissent rights remain valid immediately prior to the Effective Time, shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any liens of any nature whatsoever) and cancelled and the Company shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 4;

(f)	the Bermuda Registrar shall register the Memorandum of Continuance under the Bermuda Act and the Continuance shall be effective;
(g)	the registered address of Gold Reserve Bermuda shall be changed to the intended registered office address upon the Continuance, being Rosebank Centre 5th Floor, 11 Bermudiana Road, Pembroke HM08, Bermuda;
(h)	the Bye-Laws of Gold Reserve Bermuda shall be substantially in the form attached as Appendix D to the Information Circular;

the authorized capital of Gold Reserve Bermuda shall be up to US$5,000,000 divided into 500 000 000 Gold Reserve Bermuda Shares of par value US$0 01 each; and

(f)	each Shareholder's Class A Shares shall become and remain Gold Reserve Bermuda Shares.
3.3	Gold Reserve Bermuda Shares "offered" (within the meaning of applicable U.S. securities laws) to the Shareholders in connection with the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. Such Gold Reserve Bermuda

Shares will instead be "offered" in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

ARTICLE 4 DISSENTING SHAREHOLDERS

4.1 Pursuant to the Interim Order, each registered holder of Class A Shares shall have the right to dissent with respect to the Arrangement in accordance with Section 191 of the ABCA, as modified by the Interim Order and this Section 4.1.

4.2 A registered Shareholder may dissent only with respect to all of the Class A Shares held by such Shareholder, or on behalf of any one beneficial holder in respect of all the Class A Shares owned by such beneficial holder, and which are registered in the Dissenting Shareholder's name.

4.3 A Dissenting Shareholder that has validly exercised dissent rights shall, at the Effective Time, cease to have any rights as a holder of Class A Shares and shall only be entitled to be paid the fair value of such holder's Class A Shares. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of such holder's Class A Shares shall be deemed to have participated in the Arrangement on the same terms as a non-dissenting holder of Class A Shares pursuant to Article 3, notwithstanding the provisions of Section 191 of the ABCA.

4.4 The fair value of the Class A Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Shareholders at the Meeting.

4.5 For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.

4.6 In no case shall the Company or any other person be required to recognize Dissenting Shareholders as holders of the Class A Shares in respect of which rights of dissent have been validly exercised after the Effective Time, and the names of the holders of such Class A Shares shall be deleted from the register of holders of Class A Shares as at the Effective Time.

4.7 In no circumstances shall the Company or any other person be required to recognize a person exercising dissent rights, unless such person is the registered Shareholder of those Class A Shares in respect of which such rights are sought to be exercised. For greater certainty, holders of options shall not be entitled to exercise dissent rights in respect of their options.

4.8 The Company shall be entitled to withhold from any amount required to be paid to a Dissenting Shareholder the amount of any taxes the Company reasonably determines are required to be withheld by it, and shall remit any such withheld amounts to the appropriate governmental authority as and when required in accordance with applicable laws.

ARTICLE 5

OUTSTANDING CERTIFICATES

5.1 Subject to Section 4.1, from and after the Effective Time, certificates formerly representing Class A Shares shall represent the Gold Reserve Bermuda Shares that such Class A Shares have become pursuant to Section 3.1 .

ARTICLE 6

AMENDMENTS

6.1 The Company may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) approved by the Court if made following the Meeting; and (ii) communicated to the Shareholders, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Meeting with or without any other prior notice or communication, except as otherwise required by applicable law, and if so proposed and accepted by the Shareholders voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

ARTICLE 7

FURTHER ASSURANCES

7.1 The Company and Gold Reserve Bermuda shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein. The Company may determine not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement